UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

EXPRESS SCRIPTS, INC.

(Name of issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of class of securities)

302182-10-0

(CUSIP number)

N/A

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302182-10-0

(1)	Names of reporting persons NEW YORK LIFE INSURANCE COMPANY
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,945,279
(7) Sole dispositive power 0
(8) Shared dispositive power 1,945,279
(9)	Aggregate amount beneficially owned by each reporting person 1,945,279
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.4%
(12)	Type of reporting person (see instructions) IC

CUSIP No. 302182-10-0

(1)	Names of reporting persons NYLIFE LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,945,279
(7) Sole dispositive power 0
(8) Shared dispositive power 1,945,279
(9)	Aggregate amount beneficially owned by each reporting person 1,945,279
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.4%
(12)	Type of reporting person (see instructions) OO

Item 1(a). NAME OF ISSUER:

Express Scripts, Inc. (the “Issuer”)

Item 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

13900 Riverport Drive

Maryland Heights, MO 63043

Item 2(a). NAME OF PERSONS FILING:

New York Life Insurance Company (“New York Life”) and its wholly owned subsidiary, NYLIFE LLC, the successor entity to NYLIFE Inc. (“NYLIFE”) are the filing persons. New York Life and NYLIFE filed the Schedule 13G on February 17, 1998, which was amended by Amendment No. 1 to Schedule 13G (filed on February 9, 1999), Amendment No. 2 to Schedule 13G (filed on February 9, 2001), Amendment No. 3 to Schedule 13G (filed on February 14, 2002), Amendment No. 4 to Schedule 13G (filed on February 14, 2003), Amendment No. 5 to Schedule 13G (filed on February 13, 2004), Amendment No. 6 to Schedule 13G (filed on February 10, 2006), Amendment No. 7 to Schedule 13G (filed on February 14, 2007), Amendment No. 8 to Schedule 13G (filed on February 13, 2008), Amendment No. 9 to Schedule 13G (filed on February 9, 2009) and Amendment No. 10 to Schedule 13G (filed on February 24, 2011).

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office for each of New York Life and NYLIFE is 51 Madison Avenue, New York, NY 10010.

Item 2(c). CITIZENSHIP:

New York Life is a New York mutual insurance company and NYLIFE is a Delaware limited liability company.

Item 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.01 per share, of the Issuer (“Common Stock”).

Item 2(e). CUSIP NUMBER:

302182-10-0

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

a. ☐ Broker or dealer registered under Section 15 of the Act;

b. ☐ Bank as defined in Section 3(a)(6) of the Act;

c. ☐ Insurance company as defined in Section 3(a)(19) of the Act;

d. ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

e. ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Act;

f. ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Act;

g. ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Act;

h. ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

i. ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

j. ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J) under the Act.

Item 4. OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1. New York Life Insurance Company

a.	Amount beneficially owned: 1,945,279

b.	Percent of class: 0.4% based on 486,508,000 shares outstanding as reported in the Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed by the Issuer with the Securities and Exchange Commission on October 25, 2011.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,945,279

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,945,279

NYLIFE LLC

a.	Amount beneficially owned: 1,945,279

b.	Percent of class: 0.4% based on 486,508,000 shares outstanding as reported in the Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed by the Issuer with the Securities and Exchange Commission on October 25, 2011.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,945,279

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,945,279

NYLIFE is the beneficial owner of 1,945,279 shares (the “NYLIFE Shares”) of Common Stock, which represents approximately 0.4% of the outstanding shares of Common Stock based on 486,508,000 shares outstanding as reported in the Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed by the Issuer with the Securities and Exchange Commission on October 25, 2011. New York Life owns the entire limited liability company interest of NYLIFE and, as a result, may be deemed to be the beneficial owner of the NYLIFE Shares.

As previously reported, as of August 16, 2001, NYLIFE entered into a SAILS Mandatorily Exchangeable Securities Contract (the “2001 Contract”) with Credit Suisse First Boston International and Credit Suisse First Boston Corporation, as agent, related to the disposition by NYLIFE of up to 36,000,000 shares of Common Stock held by NYLIFE. The number of shares to be delivered pursuant to the 2001 Contract was adjusted to reflect: (i) the two-for-one stock split by the Issuer, which occurred on June 24, 2005, (ii) the two-for-one stock split by the Issuer, which occurred on June 22, 2007 and (iii) the two-for-one stock split by the Issuer, which occurred on June 8, 2010.

As previously reported, on June 5, 2007 NYLIFE entered into a SAILS Mandatorily Exchangeable Securities Contract (the “2007 Contract”) with Credit Suisse International and Credit Suisse Securities (USA) LLC, as agent, related to the disposition by NYLIFE of up to 5,600,000 shares of Common Stock held by NYLIFE. The 2007 Contract related to the same shares as were the subject of the 2001 Contract; the aggregate number of shares deliverable under the 2001 Contract and the 2007 Contract was limited to 36,000,000. The number of shares to be delivered pursuant to the 2007 Contract was adjusted to reflect: (i) the two-for-one stock split by the Issuer, which occurred on June 22, 2007 and (ii) the two-for-one stock split by the Issuer, which occurred on June 8, 2010.

Pursuant to the above contracts, NYLIFE delivered 31,243,482 shares of Common Stock to Credit Suisse on August 22, 2011 in full settlement of its obligations under such contracts. Subsequently, an additional 102,439 shares of Common Stock were disposed of in a separate transaction. The shares reported as beneficially owned do not include shares held by New York Life and its subsidiaries in a fiduciary or investment management capacity in the ordinary course of business.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10. CERTIFICATIONS:

Not applicable.

Joint Filing Agreement, incorporated by reference to Amendment No. 3 to the Schedule 13G of the registrant filed on February 14, 2002.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

NEW YORK LIFE INSURANCE COMPANY

By:	/s/ Arthur H. Seter
Name: Arthur H. Seter
Title: Senior Vice President and Deputy Chief Investment Officer

NYLIFE LLC

By:	/s/ Arthur H. Seter
Name: Arthur H. Seter
Title: Senior Vice President and Chief Investment Officer